Filed by: Westar Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: [    ]

Date: July 10, 2017

Westar Energy All-Employee Meeting scheduled for 12:30 p.m., Monday, July 10

Westar Energy Topeka corporate office, Wymore Auditorium

Talking Points for Mark Ruelle and Terry Bassham

Mark

•	Good morning. You’ve no doubt seen an email or heard some discussion around the water cooler this morning, but Terry and I wanted to be sure you had an opportunity to hear from us directly, so we’ll just get into the meat of the new agreement.

•	Westar Energy and Great Plains Energy have again agreed to combine, but in a much different way; a merger of equals. This means neither company is acquiring the other, but rather, shareholders will simply exchange their stock for shares in the new combined company—with no transaction debt. Neither company is paying a premium to the other. Our shareholders will no longer get $60 immediately, as they would have under the previous agreement, but they will see an approximate 15% higher dividend and a better opportunity to grow their investment.

•	We’ve structured this agreement specifically to address the KCC’s concerns.

•	As I said, there will be no transaction debt; the companies’ credit ratings will remain strong, just as they are today;

•	So confident are we in the efficiencies this will create, that at closing, we’ll provide immediate bill credits to our customers of at least $50 million—total, across all Westar and KCP&L customers—before we have actually realized any savings for the company; and

•	We’ve strengthened our commitments to our communities; and, in particular, to Topeka. We’ll maintain at least 500 employees at our downtown Topeka headquarters, and we’ll make that commitment for at least five years, even as we become more efficient and share those efficiencies with our customers. [(We have between 500 and 600 today, if I’m not mistaken.)]

•

We believe combining our two companies is the best way for both of us to rise to the challenges of a changing industry; with rising costs and flat sales. While our business remains strong, we can’t ignore that as a standalone company, we’re on the smaller end of investor-owned utilities in the United States. As costs to operate our business continue to increase and demand continues to remain flat – or even decline – this puts upward pressure on our rates and downward pressure on our investor returns. During the past 10 years, we‘ve more than doubled our prices. While each of us used to be among the lowest cost energy providers in the U.S., now our rates are at or above the national average. We cannot continue to simply raise customer prices as our costs increase.

•	Combining our companies creates efficiencies that help us deal with these dynamics. Cost savings help maintain returns for shareholders and keep our service reliable, without raising prices as the only way to make that happen.

•	Under the new agreement, I will become the chairman of the board. That means I will lead the board, but as a board member, and no longer as an employee. Members of our current Westar Energy board will represent half of the directors of the new company.

•	Terry will be the president and CEO of the company. He and members from his board will comprise the other half of the new company’s board.

•	The executive team will come from both companies.

•	With that, let me turn things over to Terry for his thoughts.

Terry

•	Thank you, Mark.

•	We’ve said from the beginning that we weren’t looking for any deal, but a deal that significantly benefits our employees, shareholders, customers and communities. While we were disappointed in the KCC‘s April order, we respect that decision. Because the benefits of combining our companies is so great, we worked are to find an approach that keeps the benefits of the combination, but in a way that addresses the KCC‘s concerns.

•	As Mark said, for the transaction to work, it has to address all our stakeholders’ needs, so let me just run through a few of our commitments to you, as employees.

○	First, we’ve agreed there will be no layoffs as a result of this transaction. As Mark mentioned, we’re maintaining a strong presence in downtown Topeka. And we’re keeping a strong presence in Wichita, too, with our commitment to the call center operations there. Just as in the first transaction, there will be very little impact on the service centers throughout the territory—including the new service center still under construction in Wichita.

○	Just as in the prior transaction, all union agreements remain in effect, so there is nothing new there.

○	With this being a merger of equals, we’ve made some adjustments to our executive leadership team. With those changes, there likely will be some other adjustments throughout the organization. We’ll revisit a few things, but, for the most part, the organization will be similar to the planning for the first transaction. For those areas that need changes – due to the passage of time or circumstances – the leadership team will determine what makes sense and will roll out those changes in the coming months.

○	Nothing is more important than having the right people in the right places. Last time it took a long time. We won’t rush it this time, either.

○	Some of you might have questions about voluntary severance packages and whether those will be the same. We don’t know yet. Please give us a little time to work through that and we’ll share more information about that as it develops.

•	We have a lot to do … and the right team to do it … we’ll be tapping into the expertise of both companies across the board. And that’s because we know we each have best practices that when combined, create an even stronger company.

•	We spent more than a year working on the first transaction. Though that transaction did not ultimately go forward, all of that work remains valuable. Through the work we’ve done already, we’ve confirmed the efficiencies and the savings, ultimately that will keep our prices affordable, our service reliable and our investors happy.

We know you must have a lot of questions. We’ll answer as many as we can, but please remember that we didn’t have all the answers on announcement day last time and we don’t this time, either. But we will do our best, so with that we’ll open it up to your questions.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy Holding, Inc. (Monarch Energy) will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains Energy and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains Energy and Westar Energy believe that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains Energy and Westar Energy are engaged. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy will file with the SEC in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.